Mail Stop 4561

October 6, 2006

Mr. Alan P. Hirmes
Chief Financial Officer
CharterMac
625 Madison Ave
New York, NY 10022

Re: CharterMac
Form 10-K for the Fiscal Year ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 1-13237

Dear Mr. Hirmes:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant